SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                      Conversion Technologies International Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.00025 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 212546105
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1998
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212546105           13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            592,256
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             44,600
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             592,256
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       44,600
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      636,856
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       10.5%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:

                  Conversion Technologies International, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  82 Bethany Road
                  Hazlet, NJ  07730

Item 2.     (a)   Name of Person Filing:

                    Ruki Renov

            (b)   Address of Principal Business Office:

                    Ruki Renov's address is 172 Broadway,
                    Lawrence, NY  11559


            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.00025 par value ("shares")

            (e)   CUSIP Number:

                    212546105


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                             Page 4 of 4 Pages
Item 4.     Ownership.

     (a) (b) Mrs.Ruki Renov may be deemed to beneficially own 636,856 shares or 10.5% of the Issuer's shares as follows: (i) 430,556 shares underlying a Unit Purchase Option ("UPO") to purchase 107,639 Units(1) consisting of 107,639 shares and 322,917 shares underlying 107,639 Class A Warrants and 215,278 Class B Warrants owned directly by Mrs. Renov, and (ii) 19,400 shares owned by Mrs. Renov's husband (2) and (iii) 89,700 shares owned by a foundation that she controls and (iv) 25,200 shares owned by a family partnership that she controls and (v) 72,000 shares underlying Class B Warrants held in custodian account under the Uniform Gift to Minors Act (UGMA) for her child.


     (c) Ruki Renov has sole voting and dispositive control of shares owned by her.


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 9, 1999              /s/ Ruki Renov
          New York, New York            ______________________
                                        Ruki Renov

______________________________________________________________________________

(1) Each Unit ("Unit") consists of one share, one Class A Common Stock Purchase Warrant ("Class A Warrant") and one Class B Common Stock Purchase Warrant ("Class B Warrant"). Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at an exercise price of $5.85 per share exercisable prior to May 16, 2001. Each Class B Warrant entitles the holder to purchase one share at $7.80, exercisable prior to May 16, 2001.

(2) The filing of this statement shall not be deemed an admission by Mrs. Renov that she beneficially owns the securities attributed to her husband for any purpose. Mrs. Renov expressly disclaims beneficial ownership of all securities owned by him.